6805 Capital of Texas Highway N., Suite 318 Austin, Texas 78731

Attorneys at Law	tel: fax:	(512) 646-1104 (512) 646-1106	email web	bwilson@outsourcegc.com www.outsourcegc.com

November 25, 2008

Via EDGAR

Mr. Jeffery Riedler, Assistant Director
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:   Power3 Medical Products, Inc.
 Preliminary Proxy Statement on Schedule 14A
 Filed November 13, 2008
 File No. 000-24921

Dear Mr. Riedler:

On behalf of our client, Power3 Medical Products, Inc., a New York corporation (the “Company”), we hereby submit the Company’s response set forth below to your Comment Letter to the Company dated November 21, 2008 (the “Comment Letter”) pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A referenced above.

For your convenience, the comment contained in the Comment Letter is repeated below and is followed by the Company’s response.

Please update your beneficial ownership table so that it is of a more “recent practicable date” as required by Item 403 of Regulation S-K.  In particular we note that Dr. Goldknopf’s beneficial ownership appears to have changed significantly as a result of the convertible promissory note issued to him on or about November 4, 2008.  Please update the table to reflect Dr. Goldknopf’s increased beneficial ownership and any other updates in beneficial ownership.

The Company has revised the beneficial ownership table to reflect changes in beneficial ownership that occurred as a result of the Company’s recent private placement of convertible notes and warrants, including the issuance of a convertible note and warrants to Dr. Goldknopf.  Attached to this letter please find a copy of the pages to the proxy statement that contain the beneficial ownership table and related footnotes.  The attached pages have been marked to show the changes made to the beneficial ownership table included in the original filing.

United States Securities and Exchange Commission – November 25, 2008	Page 2 of 2

Should you have any additional questions please contact me at (512) 646-1104.

Very truly yours,

/s/ J. William Wilson
J. William Wilson

cc:           Ira L. Goldknopf, Ph.D., President, Power3 Medical Products, Inc.
Sonia Barros, Division of Corporation Finance

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Pursuant to the rules of the Securities and Exchange Commission, certain shares of our Common Stock that a beneficial owner set forth in this table has a right to acquire within 60 days following the date hereof pursuant to the exercise of options or warrants for the purchase of shares of Common Stock are deemed to be outstanding for the purpose of computing the percentage ownership of that owner, but are not deemed outstanding for the purpose of computing percentage ownership of any other beneficial owner shown in the table. Percentages are calculated based on 149,559,044 shares outstanding as of November 24, 2008 .  The address for the officers and directors is our corporate office located at 3400 Research Forest Drive, Suite B2-3, The Woodlands, TX 77381.

	Shares Beneficially Owned
Name and Address	Number of Shares	Percent of Class
Ira L. Goldknopf, Ph.D. President, Chief Scientific Officer and Interim Chairman	80,517,236 (1)	35.4%

Steven B. Rash Former Chief Executive Officer and Chairman of the Board 10 Spiceberry Place The Woodlands, TX 77382	0 (2)	*

Marion McCormick Chief Accounting Officer	2,026,000 (3)	1.3%

Helen R. Park Interim Chief Executive Officer	10,400,000 (4)	6.3%

Able Income Fund, L.P. 198 Green Pond Road Rockaway, NJ 07866	49,655,731 (5)	26.8%

Roger Kazanowski 5881 Turnberry Commerce, MI 48382	11,176,999 (6)	7. 4%

Richard J. Kraniak 101 West Long Lake Road Bloomfield, MI 48304	27,937,497 (7)	15.9%

NeoGenomics, Inc. 12701 Commonwealth Drive, Suite 9 Fort Myers, FL 33914	8,000,000 (8)	5.1%

Lourdes R. Bosquez, M.D. 31 Tapestry Forest Place The Woodlands, TX 77381	21,794,872 (9)	12.7%

All directors and executive officers, as a group (3 persons)	92,943,236 (10)	38.7%
*	Less than 1%

(1)
Includes (i) 2,771,403 shares held directly by Dr. Goldknopf, (ii) 1,500,000 shares issuable upon the conversion of an equal number of shares of Preferred Stock, (iii) 39,647,833 shares issuable upon the exercise of currently exercisable warrants and (iv) 36,598,000 shares issuable upon the conversion of a currently convertible note.

(2)	Mr. Rash resigned as the Company's Chief Executive Officer and Chairman of the Board on September 4, 2008.

(3)
Includes (i) 9,750 shares held directly by Ms. McCormick, (ii) 10,000 shares issuable upon the exercise of currently exercisable options, (iii) 1,006,250 shares issuable upon the exercise of currently exercisable warrants and (iv) 1,000,000 shares issuable upon the conversion of a currently convertible note.

(4)
Ms. Park became the Company’s Interim Chief Executive Officer on September 7, 2008.  Includes (i) 200,000 shares issuable to Bronco Technology, Inc. an affiliate of Ms. Park, for services rendered by Ms. Park, (ii) 200,000 shares issuable to Bronco Technology within the next 60 days pursuant to the terms of a consulting agreement with the Company, (iii) 5,000,000 shares issuable upon the exercise of currently exercisable warrants and (iv) 5,000,000 shares issuable upon the conversion of a currently convertible note.

(5)
Includes (i) 14,048,369 shares directly by Able Income Fund, (ii) 27,607,362 shares issuable upon conversion of currently convertible notes and (iii) 8,000,000 shares issuable upon the exercise of currently exercisable warrants.

(6)
Includes (i) 9,376,999 shares directly by Mr. Kazanowski, (ii) 1,200,000 shares issuable upon conversion of currently convertible notes and (iii) 600,000 shares issuable upon the exercise of currently exercisable warrants.

(7)
Includes (i) 1,437,500 shares directly by Mr. Kraniak, (ii) 10,833,333 shares issuable upon conversion of currently convertible notes and (iii)  15,666,664 shares issuable upon the exercise of currently exercisable warrants.

(8)	Includes 8,000,000 shares issuable upon conversion of a currently convertible note.

(9)	Includes (i) 10,461,539 shares issuable upon the exercise of currently exercisable warrants and (ii) 11,333,333 shares issuable upon the conversion of a currently convertible note.

(10)
Includes (i) 10,000 shares issuable upon the exercise of currently exercisable options, (ii) 200,000 shares issuable to Bronco Technology, Inc. an affiliate of Ms. Park, (iii) 200,000 shares issuable to Bronco Technology within the next 60 days pursuant to the terms of a consulting agreement with the Company, (iv) 1,500,000 shares issuable upon the conversion of an equal number of shares of Preferred Stock, (v) 42,604,250 shares issuable upon the exercise of currently exercisable warrants and (vi) 45,647,833 shares issuable upon the conversion of currently convertible notes.

CHANGE IN CONTROL TRANSACTIONS

Pursuant to Amended and Restated Employment Agreements executed on December 29, 2004, Dr. Goldknopf and Mr. Rash were each granted the right to receive 1,500,000 shares of Preferred Stock.  On September 6, 2007, the Company filed a Certificate of Amendment to the Company's Certificate of Incorporation that established and created the Preferred Stock.  On or about September 9, 2007, the Company issued the shares of Preferred Stock to Dr. Goldknopf and Mr. Rash.  On or about September 4, 2008, Mr. Rash resigned from all of his positions with the Company.  According to the terms of the Preferred Stock, upon termination of his employment with the Company, Mr. Rash's 1,500,000 shares of Preferred Stock automatically converted into 1,500,000 shares of Common Stock.  Because the shares of the outstanding Preferred Stock have the number of votes equal to the number of votes of all outstanding shares of Common Stock plus one additional vote, Dr. Goldknopf, as the sole holder of Preferred Stock, holds a majority of the voting rights of the Company's shareholders.  As a result, the issuance of Preferred Stock to Dr. Goldknopf and Mr. Rash, and the subsequent resignation of Mr. Rash, resulted in a change in control of the Company.

INTEREST OF CERTAIN PERSONS IN CERTIFICATE OF AMENDMENT

On or about November 4, 2008, Ira L. Goldknopf, the Company's President, Chief Scientific Officer, interim Chairman and sole director, received a convertible promissory note from the Company with an initial principal amount of $1,189,435, convertible into approximately 39,647,833 shares of Common Stock, and warrants to purchase 36,598,000 shares of Common Stock.  The Company will not have sufficient authorized shares of Common Stock to issue upon the conversion of Dr. Goldknopf's note, or the exercise of his warrants, unless the Certificate of Amendment becomes effective.

Under the terms of a consulting agreement between the Company and Bronco Technology, Inc., an affiliate of Helen R. Park, the Company's Interim Chief Executive Officer, Bronco Technology's right to receive 100,000 shares of Common Stock per month of Ms. Park's services thereunder, is subject to an increase in the number of authorized shares of Common Stock pursuant to the Certificate of Amendment.